PREMIUM NICKEL RESOURCES ANNOUNCES
CLOSING OF FIRST TRANCHE OF PRIVATE PLACEMENT OF UNITS
FOR GROSS PROCEEDS OF C$15 MILLION

Not for distribution to United States newswire services or for dissemination in the United States

Toronto, Ontario, June 14, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce that, further to its news releases dated June 5, 2024 and June 10, 2024, it has closed the first tranche of a non-brokered private placement offering, pursuant to which the Company issued an aggregate 19,234,614 units of the Company (the "Units") at a price of C$0.78 per Unit (the "Issue Price") for aggregate gross proceeds of approximately C$15 million (the "Offering"). The Company expects to close a second tranche of the Offering on or about June 21, 2024.

Each Unit is comprised of one common share of the Company (each, a "Common Share") and one common share purchase warrant of the Company (each, a "Warrant"). Each Warrant entitles the holder thereof to acquire one Common Share at any time prior to 5:00 p.m. (Toronto time) for a period expiring 60 months following the date of issuance (the "Expiry Date") at a price of C$1.10 per Common Share, subject to acceleration as described herein. If, at any time prior to the Expiry Date, the volume-weighted average trading price of the Common Shares on the TSX Venture Exchange (the "Exchange") (or such other principal exchange or market where the Common Shares are then listed or quoted for trading) is at least C$2.00 per Common Share for a period of 20 trading days, the Company may, at its option, elect to accelerate the Expiry Date to a date (the "Accelerated Expiry Date") that is not less than 30 days following the date that the Company provides written notice to the holders of the Warrants of the Accelerated Expiry Date.

The net proceeds of the Offering will be used by the Company to advance the exploration and development of its past-producing nickel-copper-cobalt sulphide assets in Botswana and for general corporate and working capital purposes. All securities issued under the Offering will be subject to a hold period of four months plus one day from the date of issuance in accordance with applicable Canadian securities laws and the policies of the Exchange. The Offering remains subject to final acceptance by the Exchange.

In connection with the Offering, SCP Resource Finance LP ("SCP"), in its capacity as financial advisor to the Company, is entitled to be paid an advisory fee, which the Company has satisfied by issuing to SCP an aggregate 1,025,000 Units at a deemed issue price equal to the Issue Price (comprised of 1,025,000 Common Shares and 1,025,000 non-transferable Warrants), and Fort Capital is entitled to be paid an advisory fee of C$250,000, in each case in consideration for providing certain advisory services to the Company in connection with the Offering.

Concurrent with the closing of the Offering, the Company and EdgePoint (as defined herein) entered into an investor rights agreement, pursuant to which, among other things, EdgePoint was granted certain rights, including participation rights on future equity raises of the Company and the right to nominate a director to the board of directors of the Company, provided that EdgePoint meets certain equity ownership thresholds and satisfies certain other conditions. In addition, the Company and EdgePoint anticipate appointing a mutually agreeable nominee to the board of directors of the Company on or before June 29, 2024.

MI 61-101 Disclosure

In connection with the Offering, certain funds managed by EdgePoint Investment Group Inc. (collectively, "EdgePoint"), a related party of the Company, subscribed for 7,692,307 Units at the Issue Price for gross proceeds of approximately C$6 million. Prior to the closing of the Offering, EdgePoint held 16,140,917 Common Shares and 6,024,000 Warrants, representing approximately 10.8% of the issued and outstanding Common Shares prior to the Offering (or approximately 14.3% on a partially diluted basis assuming the exercise of all Warrants held by EdgePoint). Subsequent to the closing of the Offering, EdgePoint holds 23,833,224 Common Shares and 13,716,307 Warrants, representing approximately 14.1% of the issued and outstanding Common Shares (approximately 20.6% on a partially diluted basis assuming the exercise of all Warrants held by EdgePoint). Notwithstanding the foregoing, all Warrants issued to EdgePoint as part of the Offering include customary restrictions providing that EdgePoint will not exercise such number of Warrants so as to bring its undiluted share ownership percentage above 20.0% of the Company's issued and outstanding Common Shares without obtaining the requisite shareholder and Exchange approval.

EdgePoint is a "related party" of the Company by virtue of having beneficial ownership of, or control or direction over, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all of the Company's voting securities and, as such, EdgePoint's participation under the Offering is considered to be a "related party transaction" of the Company for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").

The Company has completed the Offering in reliance on exemptions available under MI 61-101 from the formal valuation and minority approval requirements of MI 61-101. Specifically, the Offering is exempt from the formal valuation requirement in Section 5.4 of MI 61-101 in reliance on Section 5.5(b) of MI 61-101 as the Company is not listed on a specified market within the meaning of MI 61-101. Additionally, the Offering is exempt from the minority approval requirement in Section 5.6 of MI 61-101 in reliance on Section 5.7(1)(a) of MI 61-101 insofar as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Offering insofar as it involves (or is expected to involve) "interested parties", exceeds 25% of the Company's market capitalization. The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by each "related party" of the Company were not settled until shortly prior to closing, and the Company wished to close the Offering on an expedited basis for sound business reasons.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Director and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. For the purposes of this release, forward looking information includes, but is not limited to: the Company's ability to close the second tranche of the Offering (if at all) on the terms announced, the anticipated use of the net proceeds of the Offering, the Company's ability to obtain all necessary approvals in respect of the Offering, the anticipated closing date of the second tranche of the Offering, the appointment of a mutually agreeable nominee to the board of directors of the Company, and the Company's ability to redevelop its mineral projects in the Republic of Botswana. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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